                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)
                          Scientific Games Corporation

                                (Name Of Issuer)

                                ----------------

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  0533223 10 1

                      (CUSIP Number of Class of Securities)

                                ----------------

         Luciano La Noce                                                  Niels Heck
Olivetti International S.A., Holding                                     The Oak Fund
    125 Avenue du X Septembre                                 PO Box 31106 SMB, Corporate Center
           Luxembourg                                                   West Bay Road
                                                                 Grand Cayman, Cayman Islands
                                                                       (1-345) 949 3977

        Roberto Sgambati                                                Peter A. Cohen
       Lottomatica S.p.A.                             Ramius Securities, LLC, Ramius Capital Group, LLC
     Via di Porta Latina, 8                                           and C4S & Co., LLC
        00179 Rome, Italy                                        666 Third Avenue, 26th Floor
        (+39) 06 772 991                                              New York, NY 10017
                                                                        (212) 845-7900

          Paola Bottero                                                Roberto Sgambati
        De Agostini S.p.A                                           Cirmatica Gaming, S.A.
 Via Giovanni da Verrazano, 15                                   Rambla de Catalunya 16, 4E2a
       28100 Novara, Italy                                          Barcelona, Spain 08007
       (+39) 0 321 424 700                                           (011 34) 93 317 8300

                                         Corrado Ariaudo
                                         Olivetti S.p.A.
                                         Via Jervis, 77
                                   10015 Ivrea (Turin), Italy


                                           COPIES TO:
      Michael S. Immordino                                            David S. Allinson
        Latham & Watkins                                               Latham & Watkins
         99 Bishopsgate                                                885 Third Avenue
     London EC2M 3XF England                                          New York, NY 10021
       (+44) 20 7710 1000                                               (212) 906-1200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                              --------------------

             (Date of Event Which Requires Filing of this Statement)

                                January 25, 2002

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
                      13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 49 pages)

                                  SCHEDULE 13D

0533223 10 1                                                     Page 2 of 49
CUSIP NO.


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Cirmatica Gaming, S.A.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]      (b) [X]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCES OF FUNDS

    OO WC
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Spain
-------------------------------------------------------------------------------
      NUMBER OF
 SHARES BENEFICIALLY              7        SOLE VOTING POWER
       OWNED BY
         EACH                              19,454,352
      REPORTING
     PERSON WITH
                                  ---------------------------------------------
                                  8        SHARED VOTING POWER

                                           1,949,604 (782,446
                                           shares solely with
                                           respect to the
                                           designation and voting
                                           of directors - See
                                           Item 5.)
                                  ---------------------------------------------
                                  9        SOLE DISPOSITIVE POWER

                                           19,454,352
                                  ---------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 3 of 49
CUSIP NO.



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,403,956 Shares
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    34.6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 4 of 49
CUSIP NO.

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Lottomatica S.p.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]  (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS
         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Italy
------------------------------------------------------------------------
              NUMBER OF
         SHARES BENEFICIALLY              7        SOLE VOTING POWER
               OWNED BY
                 EACH                              0
              REPORTING
             PERSON WITH
                                          -------------------------------------
                                          8        SHARED VOTING POWER

                                                   0
                                          -------------------------------------
                                          9        SOLE DISPOSITIVE POWER

                                                   0
                                          -------------------------------------
                                          10       SHARED DISPOSITIVE POWER

                                                   0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 5 of 49
CUSIP NO.



-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 6 of 49
CUSIP NO.



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ramius Securities, LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ] (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS

         OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
              NUMBER OF
         SHARES BENEFICIALLY              7        SOLE VOTING POWER
               OWNED BY
                 EACH                              1,369,506
              REPORTING
             PERSON WITH
                                          -------------------------------------
                                          8        SHARED VOTING POWER

                                                   0
                                          -------------------------------------
                                          9        SOLE DISPOSITIVE POWER

                                                   1,369,506
                                          -------------------------------------
                                          10       SHARED DISPOSITIVE POWER

                                                    0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 7 of 49
CUSIP NO.




-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,369,506 Shares
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         3.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 8 of 49
CUSIP NO.



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Ramius Capital Group, LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ] (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS

         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
              NUMBER OF
         SHARES BENEFICIALLY              7        SOLE VOTING POWER
               OWNED BY
                 EACH                              0
              REPORTING
             PERSON WITH
                                          -------------------------------------
                                          8        SHARED VOTING POWER

                                                   0

                                          -------------------------------------
                                          9        SOLE DISPOSITIVE POWER

                                                   0

                                          -------------------------------------
                                          10       SHARED DISPOSITIVE POWER

                                                   0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 9 of 49
CUSIP NO.


-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC, IA
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 10 of 49
CUSIP NO.



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         C4S & Co., LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ] (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS

         Not applicable
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
              NUMBER OF
         SHARES BENEFICIALLY              7        SOLE VOTING POWER
               OWNED BY
                 EACH                              0
              REPORTING
             PERSON WITH
                                          -------------------------------------
                                          8        SHARED VOTING POWER

                                                   0

                                          -------------------------------------
                                          9        SOLE DISPOSITIVE POWER

                                                   0

                                          -------------------------------------
                                          10       SHARED DISPOSITIVE POWER

                                                   0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 11 of 49
CUSIP NO.



-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 12 of 49
CUSIP NO.



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The Oak Fund
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ] (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------------------------------------------------------------------------------
              NUMBER OF              7   SOLE VOTING POWER
         SHARES BENEFICIALLY
               OWNED BY                  782,446 (except with respect
                 EACH                    to the designation and
              REPORTING                  voting of directors - See item 5.)
             PERSON WITH
                                     ------------------------------------------
                                     8   SHARED VOTING POWER

                                         782,446 (solely with
                                         respect to the
                                         designation and voting
                                         of directors - See
                                         Item 5.)
                                     ------------------------------------------
                                     9    SOLE DISPOSITIVE POWER

                                          782,446

                                     ------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 13 of 49
CUSIP NO.



-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         782,446 Shares

-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         1.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 14 of 49
CUSIP NO.



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Olivetti International S.A., Holding
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ] (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS

         WC
-------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg
-------------------------------------------------------------------------------
                     NUMBER OF
                SHARES BENEFICIALLY              7   SOLE VOTING POWER
                      OWNED BY
                        EACH                         0
                     REPORTING
                    PERSON WITH
                                                 ------------------------------
                                                 8   SHARED VOTING POWER

                                                     1,167,158
                                                 ------------------------------
                                                 9   SOLE DISPOSITIVE POWER

                                                     1,167,158
                                                 ------------------------------
                                                 10  SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 15 of 49
CUSIP NO.



-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,167,158 Shares
-------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.8%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 16 of 49
CUSIP NO.



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         De Agostini S.p.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ] (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS

         OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Italy
-------------------------------------------------------------------------------
              NUMBER OF
         SHARES BENEFICIALLY              7        SOLE VOTING POWER
               OWNED BY
                 EACH                              0
              REPORTING
             PERSON WITH
                                          -------------------------------------
                                          8        SHARED VOTING POWER

                                                    0

                                          -------------------------------------
                                          9        SOLE DISPOSITIVE POWER

                                                   0

                                          -------------------------------------
                                          10       SHARED DISPOSITIVE POWER

                                                   0

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 17 of 49
CUSIP NO.




-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 18 of 49
CUSIP NO.



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Olivetti S.p.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ] (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCES OF FUNDS

         WC
-------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) or 2(f) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Italy
-------------------------------------------------------------------------------
                NUMBER OF
           SHARES BENEFICIALLY              7        SOLE VOTING POWER
                 OWNED BY
                   EACH                              0
                REPORTING
               PERSON WITH
                                            -----------------------------------
                                            8        SHARED VOTING POWER

                                                     0
                                            -----------------------------------
                                            9        SOLE DISPOSITIVE POWER

                                                     0
                                            -----------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     0
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

0533223 10 1                                                     Page 19 of 49
CUSIP NO.




-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 4 to the Statement on Schedule 13D, dated December 4, 2001, with respect to the Class A Common Stock, par value $0.01 per share ("Common Stock"), of Scientific Games Corporation, a Delaware corporation (the "Issuer"), hereby amends and supplements the Schedule 13D, as amended (this "Schedule 13D"), previously filed by each Reporting Person identified in (1) through (8) in the first paragraph of Item 2 below so as to add De Agostini S.p.A. as a reporting person to this Schedule 13D. The principal executive offices of the Issuer are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by (each of the following shall be known, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons"):

               (1) Cirmatica Gaming S.A., a company incorporated under the laws of Spain ("Cirmatica");

               (2) Lottomatica S.p.A., a company incorporated under the laws of Italy ("Lottomatica");

               (3) Ramius Securities, LLC, a limited liability company incorporated under the laws of Delaware ("Ramius Securities");

               (4) Ramius Capital Group, LLC, a limited liability company incorporated under the laws of Delaware ("Ramius Capital");

               (5) C4S & Co., LLC a limited liability company incorporated under the laws of Delaware ("C4S & Co.")

               (6) The Oak Fund, a Cayman Islands exempted company ("Oak");

               (7) Olivetti International S.A., Holding, a company incorporated under the laws of Luxembourg ("Olivetti International");

               (8) Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"); and

               (9) De Agostini S.p.A., a limited liability company organized under the laws of Italy ("De Agostini").

         De Agostini is a privately held limited liability holding company operating in Italy and abroad through a group of affiliates and subsidiaries in the publishing, media and communications fields. De Agostini also diversifies its activities through investments in businesses with high growth potential and in companies with business models which complement De Agostini's core businesses. The principal executive offices of De Agostini are located at Via Giovanni da Verrazano, 15, 28100 Novara, Italy.

         Olivetti is a publicly traded industrial holding company operating through its affiliates and subsidiaries in the electronics, information technology and telecommunication fields. According to a Schedule 13D filed by Edizione Holding S.p.A., Edizione Finance International S.A. and Ragione S.a.p.a. di Gilberto Benetton e C. (collectively, the "Edizione Entities") dated August 9, 2001, as amended (the "Edizione 13D"), relating to the ordinary shares of Telecom Italia S.p.A. and a Schedule 13D filed by Pirelli S.p.A. ("Pirelli") and Olimpia S.p.A. ("Olimpia"), dated August 9, 2001, as amended, (the "Pirelli 13D") relating to the ordinary shares of Telecom Italia S.p.A., the Edizione Entities, Pirelli, Olimpia, UniCredito Italiano S.p.A. and IntesaBCI S.p.A. may be deemed to beneficially own approximately 27% of the outstanding ordinary shares of Olivetti. Any information contained in this Schedule 13D relating to the Edizione Entities, Pirelli, Olimpia, UniCredito Italiano S.p.A. and IntesaBCI S.p.A. is based on and qualified in its entirety by reference to the Edizione 13D and the Pirelli 13D. The principal executive offices of Olivetti are located at the Via Jervis, 77, 10015 Ivrea, Italy.

         Olivetti International, a wholly-owned subsidiary of Olivetti, is engaged in holding investments in subsidiaries and affiliated companies providing finance and guarantees to group affiliates and managing other investments and cash funds. The principal executive offices of Olivetti International are located at 125 Avenue du X Septembre, Luxembourg.

         Lottomatica is a public Italian company whose primary business is managing the Italian national lottery, known as "Lotto," under the supervision of the Italian Ministry of Finance. Through a network of lottery terminals in Italy, Lottomatica also operates other games, provides automated payment services for automobile road taxes, fines and Italian state television and radio license fees, and offers services for ticketing for sporting events and crediting of cellular telephone cards. Upon payment and settlement of the Lottomatica shares tendered in connection with the Lottomatica Tender Offer (as defined in Item 5 below) on February 5, 2002, De Agostini will acquire through Tyche S.p.A., its indirect wholly-owned subsidiary, approximately 59.3% of the issued and outstanding common shares of Lottomatica. The principal executive offices of Lottomatica are located at Via di Porta Latina, 8, 00179 Rome, Italy.

         Cirmatica, a wholly owned subsidiary of Lottomatica, was formed to hold and control Lottomatica's investment in the Issuer. Cirmatica has not carried on any significant activities other than in connection with purchasing shares of Series A Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Issuer as described in Item 4 of this Schedule 13D. The principal executive offices of Cirmatica are located at Rambla De Catalunya 16, 4E2a, Barcelona, Spain.

         Oak is principally engaged in the business of investing in securities. The principal business office of Oak is P.O. Box 31106 SMB, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

         The principal business of Ramius Capital is performing the functions of, and serving as an advisor to, certain investment funds. The principal business of C4S & Co. is performing the functions, and serving as the managing member, of Ramius Capital. Ramius Securities is a wholly-owned subsidiary of Ramius Capital. The principal business offices of Ramius Capital, Ramius Securities and C4S & Co. are at 666 Third Avenue, 26th floor, New York, NY 10017.

         This Schedule 13D is being amended to add De Agostini, which through a wholly-owned indirect subsidiary will purchase a majority interest in Lottomatica pursuant to the Lottomatica Tender Offer (as defined in Item 5 below), as a Reporting Person to this Schedule 13D. Please see Item 5(a) of this
Schedule 13D for a more detailed discussion of this transaction.

         Schedule 1 attached to this Schedule 13D contains the following information concerning the directors, executive officers or managing members (as appropriate) of each Reporting Person: (i) name; (ii) citizenship; (iii) principal business occupation or employment; and (iv) the home address or the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

         During the last five years, except as reported below, none of the Reporting Persons or, to the best of their knowledge, any of their respective executive officers, directors or managing members (as appropriate) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Olivetti was fined Lire 100 million by the Italian Treasury Ministry for Olivetti's delay of 24 hours in meeting its obligation to notify Consob (the Italian equivalent of the Securities and Exchange Commission) of the sale by it of 24,405,000 shares of Telecom Italia S.p.A. The Court of Appeal has upheld this decision and Olivetti is considering a further appeal. Mr. Antonio Tesone, as Chairman and legal representative of Olivetti, is jointly liable for such fine.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of Oak and Olivetti International funded its purchase of Preferred Stock as described in Item 5 from working capital. Cirmatica, which was formed for the purpose of holding shares of Preferred Stock as described in Item 5, received a $50,000,000 capital contribution from Lottomatica and borrowed $50,000,000 from Olivetti pursuant to an oral agreement whereby Cirmatica is obligated to pay the principal amount of the loan plus interest at a rate equal to the applicable EURIBOR rate plus 2% at the end of one year from the date the loan was made. Lottomatica and Olivetti provided such funds from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Simultaneously with the completion of the Issuer's acquisition of Scientific Games Holding Corp., a Delaware corporation, on September 6, 2000, the Issuer sold an aggregate of 1,127,500 shares of Preferred Stock to Cirmatica, Oak, Peconic Fund Ltd. ("Peconic"), Ramius Securities and Olivetti International (collectively, the "Initial Purchasers" and together with all current holders of Preferred Stock, the "Purchasers") (of which Ramius Securities received 27,500 in respect of the payment of a placement agent fee). See Item 5 for details regarding the number of shares of Preferred Stock acquired by each Initial Purchaser. The Issuer used most of the proceeds received in the sale of the Preferred Stock to repurchase certain of its existing subordinated debt.

         The Purchasers acquired the Preferred Stock as an investment and to obtain a voice in the management of the Issuer through minority representation on the Issuer's Board of Directors.

         Immediately after the Purchasers acquired the Preferred Stock and in accordance with the rights granted to the Purchasers in the Certificates of Designations and the Stockholders Agreement as more fully described in Item 6, the size of the Issuer's Board of Directors was increased to 10 directors and four representatives of the Purchasers -- Peter A. Cohen, Luciano La Noce, Roberto Sgambati and Michael S. Immordino -- were appointed as directors. The Purchasers have, collectively, been granted the right to elect or, upon conversion of the Preferred Stock into Common Stock, designate for election, up to four members to the Issuer's Board of Directors. See Item 6 for a description of the

Purchasers' rights to elect or designate, as the case may be, members to the Board of Directors of the Issuer depending on the percentage of shares of Common Stock beneficially owned by the Purchasers.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of the Series A Convertible Preferred Stock (the "Certificate of Designations"), the Preferred Stock Purchase Agreement, dated as of September 6, 2000, by and among the Purchasers and the Issuer (the "Stock Purchase Agreement"), the Stockholders' Agreement, dated as of September 6, 2000, by and among the Purchasers and the Issuer (the "Stockholders' Agreement"), and the Voting Agreement, dated as of September 6, 2000, as amended, (the "Voting Agreement"), by and among the Purchasers (other than Ramius Securities), a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         None of the Reporting Persons currently has (i) any plans to dispose of shares of Preferred Stock or shares of Common Stock into which the shares of Preferred Stock are convertible, (ii) any intention of acquiring additional shares of Preferred Stock (other than through in-kind dividends) or Common Stock (other than through the conversion of Preferred Stock or the exercise of pre-emptive or other rights under the agreements described in Item 6), or (iii) any plans or proposals, which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's business or corporate structure,
(g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated in (a) through (i) above. Notwithstanding the foregoing, each of the Reporting Persons retains its right to (1) vote the Preferred Stock and elect or designate directors to the Issuer's Board of Directors as described in Item 6 (subject to the terms of the Voting Agreement), (2) change its investment intent, (3) propose one or more possible transactions to the Issuer's Board of Directors, and (4) acquire additional shares of Preferred Stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock (or any shares of Common Stock into which the Preferred Stock is converted) beneficially owned by it in any manner permitted by law and the agreements described in Item 6. In reaching any decision as to its course of action, each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) As of November 9, 2001, there were then issued and outstanding 40,463,333 shares of Common Stock of the Issuer, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly financial period ended September 30, 2001.

         On September 6, 2000, the Purchasers (other than Ramius Securities) acquired, for an aggregate purchase price of $110,000,000, a total of 1,100,000 shares of Preferred Stock. Olivetti International purchased 20,000 shares of Preferred Stock for an aggregate purchase price of $2,000,000 ($650,000 of which was credited to Olivetti as payment for certain transaction expenses), Cirmatica purchased 1,000,000 shares of Preferred Stock for an aggregate purchase price of $100,000,000, Oak purchased 40,000 shares of Preferred Stock for an aggregate purchase price of $4,000,000 and Peconic purchased 40,000 shares of Preferred Stock for an aggregate purchase price of $4,000,000. Also on September 6, 2000, Ramius Securities received 27,500 shares of Preferred Stock with an aggregate value of $2,750,000 as partial payment of a placement agent fee payable by the Issuer equal to 5% of the gross proceeds received by the Issuer in respect of the sale of Preferred Stock to the Purchasers pursuant to the Stock Purchase Agreement.

         Also on September 6, 2000, the Purchasers (other than Ramius Securities) entered into the Voting Agreement. The shares of Preferred Stock referred to above and recorded as owned by Olivetti International, Cirmatica and Oak, together with any shares of Common Stock issued on the conversion of any such shares of Preferred Stock (the "Voting Agreement Stock"), are subject to the Voting Agreement as more fully described in Item 6 below and herein incorporated by reference. By virtue of the voting arrangements set forth in the Voting Agreement, the parties agreed to vote the Voting Agreement Stock as directed by Cirmatica with respect to designating, and voting for, the persons who shall be elected to the Issuer's Board of Directors pursuant to the Certificate of Designations and the Stockholders' Agreement. Under the Voting Agreement, Olivetti International also agreed to vote all the shares of Preferred Stock owned by it (including all shares of Common Stock issued on the conversion of such Preferred Stock) as directed by Cirmatica on all voting matters relating to the Issuer in which Olivetti International has the right to vote. On September 6, 2000, Peconic and PEI N.V. ("PEI") entered in to an agreement whereby PEI agreed to purchase some or all of the Preferred Stock held by Peconic in one or more closings prior to September 6, 2001.

         Since September 6, 2001, the Issuer has, in accordance with the Certificate of Designations as more fully described in Section 6 below and herein incorporated by reference, issued a number of stock-in-kind dividends to the Purchasers and PEI.

         On February 9, 2001, Peconic transferred 20,382 shares of Preferred Stock to PEI for a total consideration of $2,205,520. As part of this transaction, PEI became a party to the Voting Agreement, the Stock Purchase Agreement and the Stockholders' Agreement.

         On March 8, 2001, Peconic transferred its remaining 20,382 shares of Preferred Stock to Olivetti International for a total consideration of $2,060,701.97. As a result of this transaction, Peconic is no longer the holder of any Voting Agreement Stock and, therefore, is no longer subject to any of the voting arrangements set forth in the Voting Agreement.

         On July 6, 2001, PEI transferred 20,992 shares of Preferred Stock to Chrystal Holding Ltd. ("Chrystal") for a total consideration of $2,175,000. As a result of this transaction, PEI is no longer the holder of any Voting Agreement Stock and, therefore, is no longer subject to any of the voting arrangements set forth in the Voting Agreement.

         On August 30, 2001, Chrystal transferred its 20,992 shares of Preferred Stock to Olivetti International for a total consideration of $2,250,000.

         In connection with a tender offer for the outstanding ordinary shares of Lottomatica by Tyche S.p.A. (an indirect wholly-owned subsidiary of De Agostini) which terminated on January 25, 2002 (the "Lottomatica Tender Offer"), Olivetti tendered all of the ordinary stock of Lottomatica directly and indirectly owned by it and its affiliates. As such, upon the payment and transfer of the tendered Lottomatica shares on February 5, 2002, De Agostini will acquire all of the ordinary shares of Lottomatica that were previously directly or indirectly owned by Olivetti (including shares held by its majority owned subsidiary Telecom Italia S.p.A.). As of the date hereof, other than the Olivetti International Common Stock held by Olivetti International, which Olivetti may be deemed to beneficially own in its capacity as the sole shareholder of Olivetti International, Olivetti has no direct or indirect ownership of the Issuer.

         The following table sets out the ownership of Preferred Stock as of the date of this filing as a result of the subsequent issues of stock-in-kind dividends and the transfers of Preferred Stock described above.


                ----------------------------------------- -------------------------------
                                                            No. of shares of Preferred
                                                                    Stock held
                ----------------------------------------- -------------------------------
                Cirmatica                                           1,081,662
                Olivetti International                                 64,894
                Oak                                                    43,504
                Ramius                                                 29,743
                ----------------------------------------- -------------------------------

         As a result of these voting arrangements and the transactions described above, Cirmatica, Lottomatica, as the sole shareholder of Cirmatica, and De Agostini, as the indirect majority shareholder of Lottomatica, may be deemed to beneficially own the Voting Agreement Stock which represents approximately 34.6% of the outstanding Common Stock (assuming 1) conversion of 1,190,060 shares of the Preferred Stock held by the parties to the Voting Agreement into 21,403,956 shares of Common Stock and 2) no shares of Preferred Stock held by Ramius are converted into common stock). Lottomatica hereby disclaims beneficial ownership of the Voting Agreement Stock and this Schedule 13D shall not be construed as an admission that Lottomatica is the beneficial owner of the Voting Agreement Stock.

         In addition to its beneficial ownership of the Voting Agreement Stock as described above, Cirmatica is the record owner of 1,081,662 shares of Preferred Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Cirmatica would own in the aggregate 19,454,352 shares of Common Stock of the Issuer, representing approximately 32.5% of the outstanding Common Stock (assuming no shares of Preferred Stock are converted into Common Stock other than the 1,081,662 shares held by Cirmatica) (the "Cirmatica Common Stock"). In addition, because De Agostini will indirectly own (through its wholly-owned subsidiaries) upon payment and settlement of the ordinary shares of Lottomatica tendered in the Lottomatica Tender Offer approximately 59.3% of the ordinary shares of Lottomatica, De Agostini may be deemed to beneficially own the Cirmatica Common Stock. De Agostini disclaims beneficial ownership of the Cirmatica Common Stock reported hereunder and this Schedule 13D shall not be construed as an admission that De Agostini is the beneficial owner of the Cirmatica Common Stock.

         Cirmatica has the sole power to vote or to direct the voting of the Cirmatica Common Stock on all matters and has the sole power to dispose or to direct the disposition of, the Cirmatica Common Stock. Because Lottomatica is the sole shareholder of Cirmatica, Lottomatica may be deemed to beneficially own the Cirmatica Common Stock. Lottomatica disclaims beneficial ownership of the Cirmatica Common Stock reported herein and this Schedule 13D shall not be construed as an admission that Lottomatica is the beneficial owner of the Cirmatica Common Stock.

         Ramius Securities is the record owner of 29,743 shares of Preferred Stock. Ramius Securities also owns 172,100 shares of Common Stock and warrants in respect of a further 250,000 shares of Common Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Ramius Securities would own in the aggregate 957,046 shares of Common Stock of the Issuer, representing approximately 2.3% of the outstanding Common Stock of the Issuer (assuming no shares of Preferred Stock are converted into Common Stock other than the 29,743 shares of Preferred Stock held by Ramius) (the "Ramius Securities Common Stock").

         Ramius Securities has the sole power to vote and to dispose of the Ramius Securities Common Stock. Because Ramius Capital is the sole shareholder of Ramius Securities and C4S & Co. is the managing member of Ramius Capital, each of Ramius Capital and C4S & Co. may be deemed to beneficially own the Ramius Securities Common Stock. Each of Ramius Capital and C4S & Co. disclaim beneficial ownership of the Ramius Securities Common Stock reported herein and this Schedule 13D shall not be construed as an admission that either Ramius Capital or C4S & Co. is the beneficial owner of the Ramius Capital Common Stock.

         In addition, Ramius Securities, acting in its capacity as an investment advisor to certain third parties, has the sole power to vote, or direct the voting of, and the sole power to dispose, or direct the disposition of, 412,460 shares of Common Stock of the Issuer of which Ramius Securities is not the record owner representing approximately 1.0% of the outstanding Common Stock of the Issuer (the "Investment Advisor Common Stock"). Ramius Capital, as the sole shareholder of Ramius Securities, and C4S & Co., as the managing member of Ramius Capital, may be deemed to beneficially own the Investment Advisor Common Stock. Each of Ramius Capital and C4S & Co. disclaims beneficial ownership of the Investment Advisor Common Stock reported herein and this Schedule 13D shall not be construed as an admission that either Ramius Capital or C4S & Co. is the beneficial owner of the Investment Advisor Common Stock.

         Oak is the record owner of 43,504 shares of Preferred Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Oak would own in the aggregate 782,446 shares of Common Stock of the Issuer, representing approximately 1.8% of the outstanding Common Stock of the Issuer (assuming no shares of Preferred Stock are converted into Common Stock other than the 43,504 shares of Preferred Stock held by Oak) (the "Oak Common Stock").

         As described above and solely with respect to designating, and voting for, the persons who shall be elected to the Issuer's Board of Directors, Cirmatica has, by contract, the sole power to direct the voting of the Oak Common

Stock. On all other matters, Oak has the sole power to vote, or to direct the voting of, the Oak Common Stock and has the sole power to dispose, or direct the disposition of, the Oak Common Stock.

         Olivetti International is the record owner of 64,894 shares of Preferred Stock. Assuming the conversion of all of its Preferred Stock as of the date hereof, Olivetti International would own in the aggregate 1,167,158 shares of Common Stock of the Issuer, representing approximately 2.8% of the outstanding Common Stock of the Issuer (assuming no shares of Preferred Stock are converted into Common Stock other than the 64,894 shares of Preferred Stock held by Olivetti International) (the "Olivetti International Common Stock").

         As described above, Cirmatica has, by contract, the sole power to direct the voting of the Olivetti International Common Stock with respect to all matters concerning the Issuer in which Olivetti International is entitled to vote. Olivetti International has the sole power to dispose, or to direct the disposition, of the Olivetti International Common Stock. Olivetti International is a wholly-owned subsidiary of Olivetti. Olivetti disclaims beneficial ownership of the Olivetti International Common Stock reported herein and this
Schedule 13D shall not be construed as an admission that Olivetti is the beneficial owner of the Olivetti International Common Stock.

         Other than each Purchaser's ownership of Preferred Stock and Ramius Securities' ownership of 172,100 shares of Common Stock, together with its beneficial ownership of 412,460 shares of Common Stock by virtue of its capacity as an investment advisor to certain third parties, each as described herein, each Reporting Party hereby disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D.

         (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best of their knowledge, any of their respective directors, executive officers or managing members (as appropriate) has effected any transaction involving the Issuer's Common Stock during the last 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Items 4 and 5 and Exhibits 1, 2, 3, 4, & 5 of this
Schedule 13D are herein incorporated by reference.

      Preferred Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement the Issuer made certain customary representations and warranties relating to, among other things, the Preferred Stock and the condition of the Issuer's business. The Stock Purchase Agreement provides that the Issuer shall indemnify each of the Purchasers and their respective affiliates, directors, shareholders, officers, employees and agents from and against all damages (including reasonable attorneys fees) arising out of a breach of (i) any representation or warranty relating to the due organization, authority and capitalization of the Issuer, the existence of certain exemptions applicable to Olivetti, Cirmatica, Lottomatica and their respective affiliates under the change of control provisions contained in the Issuer's employee severance agreements, and the accuracy of information provided to the Purchasers, or (ii) covenants made by the Issuer in the Stock Purchase Agreement and the other transaction documents.

         The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 2 and incorporated herein by reference.

         Certificate of Designations

         Each share of Preferred Stock is convertible (at the option of the holder thereof) at any time into the number of fully paid and nonassessable shares of Common Stock calculated by dividing the Liquidation Preference (as defined below) by $6.00 (the "Conversion Price"), such Conversion Price to be adjusted in certain circumstances as provided for in the Certificate of Designations. In accordance with such Certificate of Designations, the holders of Preferred Stock were notified by the Company in December 2001 that the Conversion Price had been adjusted to $5.56.

         The Preferred Stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up the affairs of the Issuer, ranks senior and prior to the Common Stock and any other class or series of capital stock of the Company which by its terms ranks junior to the Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the holders of the Preferred Stock will be entitled to receive $100.00 per share (the "Liquidation Preference") plus all accrued and unpaid dividends prior to the payment date.

         The holders of Preferred Stock will receive cumulative dividends at the annual rate of 6% of the sum of (x) the Liquidation Preference and (y) all unpaid dividends, if any, whether or not declared, from the date of issuance of Preferred Stock to the applicable dividend payment date. Dividends will be payable in additional shares of Preferred

Stock or, at the Issuer's option beginning on September 30, 2002, in cash and/or additional shares of Preferred Stock. In the event the Issuer pays cash dividends on any of its capital stock, the holders of Preferred Stock will be entitled to receive any such cash dividends as if the holders converted all of their Preferred Stock into Common Stock pursuant to the Certificate of Designations.

         From and after September 1, 2003, the Issuer at its option, may redeem all but not less than all of the shares of Preferred Stock, at the redemption price of 105% of the Liquidation Preference thereof, plus an amount equal to the unpaid dividends thereon, if the Current Market Price (as defined in the Certificate of Designations) of the Common Stock exceeds $10.00 per share and the Issuer has filed a registration statement covering the shares of Common Stock underlying the Preferred Stock which has been effective for at least 180 days.

         Holders of shares of Preferred Stock are entitled to vote together as a single class with the holders of shares of Common Stock on all matters as to which holders of shares of Common Stock are entitled to vote. In such instances, each share of Preferred Stock will vote on an "as converted" basis, using the Conversion Price then in effect.

         Pursuant to the Certificate of Designations, holders of shares of Preferred Stock voting together as a single class are entitled to elect: (i) four of the Issuer's directors so long as the Purchasers collectively own 25% or more of the outstanding shares of Common Stock (counting the Preferred Stock on an as converted basis); (ii) three of the Issuer's directors so long as the Purchasers collectively own 20% or more of the outstanding shares of Common Stock (counting the Preferred Stock on an as converted basis); (iii) two of the Issuer's directors so long as the Purchaser collectively own 10% or more of the outstanding Common Stock (counting the Preferred Stock on an as converted basis); and (iv) one of the Issuers directors so long as the Purchasers collectively own 5% or more of the outstanding Common Stock (counting the Preferred Stock on an as converted basis). In addition, if the Issuer fails to pay dividends on the Preferred Stock in accordance with the Certificate of Designations or fails to provide for the election of directors as specified in the Certificate of Designations, the number of directors of the Issuer's Board of Directors will be increased by three and the Purchasers will be entitled to elect such additional directors to serve on the Issuer's Board of Directors. When the failure to pay such dividends on the Preferred Stock or to provide for such election of directors is cured, then the rights of the Purchasers to elect such additional directors will cease, and the term of office of any person elected as an additional director will terminate and the number of the Issuer's Board of Directors will be reduced accordingly.

         The Certificate of Designations also provides that the Issuer shall need the consent of the holders of shares of Preferred Stock that own more than 50% of the then outstanding shares of Preferred Stock to effect any of the following: (i) any amendment, alteration or repeal of any provision of the Certificate of Designations; (ii) any amendment, alteration or repeal to any provision of the Certificate of Incorporation of the Issuer that could adversely affect the preferences, rights or powers of the Preferred Stock; (iii) any authorization, issuance or creation of any class or series of capital stock of the Issuer; (iv) any increase in size of the Board of Directors of Issuer (except in accordance with the Certificate of Designations or the Stockholders' Agreement); (v) any change in State of incorporation of the Issuer; (vi) any delisting of the Issuer's Common Stock from the American Stock Exchange or listing of Common Stock on a different exchange or national quotation system; and (vii) any decision, commitment or other arrangement to effect any of the foregoing.

         The foregoing description does not purport to be complete and is qualified in its entirely by reference to the Certificate of Designations, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

         Stockholders' Agreement

         The Stockholders' Agreement provides, among other things, that the Purchasers shall have the right under certain circumstances in connection with new issuances of securities by the Issuer to purchase a number of such securities from the Issuer necessary to maintain such Purchaser's percentage ownership interest in the Issuer. These rights to purchase additional securities of the Issuer will terminate upon the earliest to occur of (i) September 6, 2004, (ii) the date on which all of the Preferred Stock is redeemed by the Issuer in accordance with the Certificate of Designations, and (iii) the date on which the Preferred Stock is automatically converted into shares of Common Stock in accordance with the Certificate of Designations. Each of the Purchasers shall have a right of over-allotment whereby if any Purchaser fails to purchase securities of the Issuer to which it is entitled, each other Purchaser shall have the right to purchase some of the non-purchasing Purchaser's portion of such securities on a pro rata basis.

         The Stockholders' Agreement further provides that Olivetti International and Cirmatica and their permitted assigns shall be subject to certain standstill provisions that generally prohibit them from acquiring until September 6, 2004 beneficial ownership of any equity interest of the Issuer which, together with any equity interest of the Issuer beneficially owned by them would equal more than 45% of the then outstanding shares of Common Stock of the Issuer or securities convertible into Common Stock of the Issuer on a fully diluted basis. Under the Stockholders' Agreement,

Olivetti International, Cirmatica and their permitted assigns will also be prohibited from soliciting proxies with respect to the Issuer until September 6, 2003.

         In addition, the Stockholders' Agreement provides that, subject to the provisions of the Certificate of Designations, the Board of Directors of the Issuer shall consist of ten directors and that the Purchasers shall have the right to designate and have appointed: (i) four directors minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 25% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis); (ii) three directors minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 20% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis); (iii) two directors minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 10% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis); and (iv) one director minus the number of directors that the Purchasers are entitled to elect as a single class pursuant to the Certificate of Designations, provided that the Purchasers beneficially own in aggregate at least 5% of the outstanding shares Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis). If the Issuer fails to comply with these provisions, then for as long as the failure continues, the number of directors on the Board shall be increased by three and the Purchasers shall have the right to designate and have elected three additional directors to the Board regardless of the number of shares of Common Stock or Preferred Stock held by them. Pursuant to the Stockholders' Agreement, immediately after the closing of the purchase of the Preferred Stock, Messrs. Luciano La Noce, Peter Cohen, Roberto Sgambati and Michael Immordino, the representatives of the Purchasers, were appointed as directors of the Issuer.

        The Stockholders' Agreement further provides that as long as the Purchasers beneficially own in aggregate at least 10% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis (counting the Preferred Stock on an as converted basis), the consent of the Purchasers holding at least 50% of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock shall be necessary for authorizing, effecting and validating (i) any amendment, alteration or repeal of any provision of the Certificate of Designations; (ii) any amendment, alteration or repeal to any provision of the Certificate of Incorporation of the Issuer that could adversely affect the preferences, rights or powers of the Preferred Stock; (iii) any authorization, issuance or creation of any class or series of capital stock of the Issuer; (iv) any increase in size of the Board of Directors of Issuer (except in accordance with the Certificate of Designations or the Stockholders' Agreement); (v) any change in the State of incorporation of Issuer; (vi) any delisting of Issuer's Common Stock from the American Stock Exchange or listing of Common Stock on a different exchange or national quotation system; and (vii) any decision, commitment or other arrangement to effect any of the foregoing.

         Under the Stockholders' Agreement, the Issuer has agreed to effect "demand" registrations at any time upon the request of any of the Purchasers or any other person holding Registrable Securities (as defined in the Stockholders' Agreement), including registrations made on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. There is no limit on the number of "demand" registrations or Form S-3 registrations that may be requested. The Stockholders' Agreement further provides that, subject to certain limitations, the Purchasers may include their Registrable Securities in any registration of stock by the Issuer under the Securities Act.

         Under the Stockholders' Agreement, the Issuer is required to pay all registration expenses (other than underwriting discounts and commissions) with respect to all registrations made for the benefit of the holders of Registrable Securities. The Issuer is also required to pay liquidated damages in an amount equal to 2% of the Issue Amount Per Share (as defined in the Stockholders' Agreement) in cash or, in the event the Issuer is not able to pay cash, in Preferred Stock each month following the 150-day period in which a registration statement has not been declared effective by the Securities and Exchange Commission after the holders of Registrable Securities have requested registration.

         The foregoing description of the Stockholders' Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

         Voting Agreement

         Pursuant to the Voting Agreement, Olivetti International and Oak agreed that Cirmatica shall have the right to designate the persons who shall serve as the directors designees of the Purchasers pursuant to the Certificate of Designations and Stockholders' Agreement; provided that for so long as the Purchasers are allowed under the Stockholders' Agreement and the Certificate of Designations to designate two or more directors of the Issuer, Peter

Cohen shall be one of the appointed nominees for so long as he remains associated with Peconic Fund Ltd. and its affiliates unless Oak, Peconic, or their permitted assigns no longer beneficially own Preferred Stock (or Common Stock issued on conversion of such Senior Preferred Stock). Cirmatica, Olivetti International and Oak agreed to vote their Preferred Stock and Common Stock in favor of the designees designated by Cirmatica. Under the Voting Agreement, Olivetti International and Oak further agreed that Cirmatica shall have the right to designate the designees who shall serve as members of the committees of the Board.

         Olivetti International also agreed to vote as directed by Cirmatica in its sole and absolute discretion on all matters including, among other things, ordinary and extraordinary corporate actions and all matters submitted to a stockholder vote at general or special stockholder meetings of the Issuer.

         Each of Olivetti International and Oak also agreed that it would not, and would not permit any of its affiliates (other than Cirmatica and its Subsidiaries), among other things, to, sell, encumber or otherwise transfer any of its shares of Preferred Stock or Common Stock without first giving Cirmatica prior written notice of such proposed transfer and the opportunity to purchase all but not less than all of such shares of Preferred Stock or Common Stock at a cash price equal to the sum of the amount of any cash plus the fair market value of any other consideration offered by the prospective purchaser.

         The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, as amended, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

         Except as set forth in this Schedule, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Filed herewith are each of the following exhibits:

               (1) Joint Filing Agreement, dated February 4, 2002, among Cirmatica Gaming S.A., Lottomatica S.p.A., Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, The Oak Fund, Olivetti International S.A., Holding, Olivetti S.p.A. and De Agostini S.p.A.

               (2) Preferred Stock Purchase Agreement, dated September 6, 2000, among Autotote Corporation, Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd. (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed on September 15, 2000).

               (3) Certificate of Designations of Series A Convertible Preferred Stock of Autotote Corporation (incorporated by reference to Exhibit
          3.3 to the 10-Q Quarterly Report of Autotote Corporation filed on September 14, 2000).

               (4) Stockholders' Agreement, dated September 6, 2000, among Autotote Corporation, Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd. (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed on September 15, 2000).

               (5) Voting Agreement dated September 6, 2000, as amended, among Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and PEI N.V. (incorporated by reference to Exhibit 5 to the Statement on Schedule 13D filed on September 15, 2000).

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

         Dated:  February 4, 2002


                               OLIVETTI INTERNATIONAL S.A., HOLDING


                                                **
                                     ------------------------------
                                     Name:  Luciano La Noce
                                     Title: Director


                                                **
                                     ------------------------------
                                     Name:  E. Bruin
                                     Title: Director


                               OLIVETTI S.P.A.


                               By:     /s/ Enrico Grigliatti
                                     ------------------------------
                                     Name:  Enrico Grigliatti
                                     Title: Corporate Secretary


                               DE AGOSTINI S.P.A.


                                                 *
                                     -------------------------------
                                     Name:  Marco Drago
                                     Title: Director


                               CIRMATICA GAMING S.A.


                                                **
                                     -------------------------------
                                     Name:  Roberto Sgambati
                                     Title: Director


                               LOTTOMATICA S.P.A.


                                                **
                                     -------------------------------
                                     Name:  Roberto Sgambati
                                     Title: Director

                                  THE OAK FUND


                                                **
                                     -------------------------------
                                     Name:  Niels Heck
                                     Title: Director

                                    RAMIUS SECURITIES, LLC
                                    By:    Ramius Capital Group, LLC
                                    Its:   Investment Advisor
                                    By:    C4S & Co., LLCC
                                    Its:   Managing Member


                                                 **
                                    -------------------------------
                                    Name:  Peter A. Cohen
                                    Title: Managing Officer


                                    RAMIUS CAPITAL GROUP, LLC
                                    By:    C4S & Co., LLC
                                    Its:   Managing Member


                                                 **
                                    -------------------------------
                                    Name:  Peter A. Cohen
                                    Title: Managing Officer


                                    C4S & CO., LLC


                                                 **
                                    -------------------------------
                                    Name:  Peter A. Cohen
                                    Title: Managing Officer



                                    *By:  /s/ Michael S. Immordino
                                          ---------------------------


                                          Name:  Michael S. Immordino
                                          Title: Attorney-in-Fact



                                   **By:  /s/ David Allinson
                                          ---------------------------


                                          Name:  David Allinson
                                          Title: Attorney-in-Fact

                                   SCHEDULE 1

                    Board of Directors and Executive Officers
                                       of
                              Cirmatica Gaming S.A.

Name           Position              Citizenship           Principal Occupation      Address of Principal Business
               With                                                                  Occupation
               Cirmatica
Roberto        Director, Chairman    Italy                 CFO, Lottomatica S.p.A.   Via di Porta Latina 8
Sgambati                                                                             00179 Rome, Italy

Antonio        Director, Company     Andorra               Partner                   Rambla de Catalunya 16, 4[d]
Marimon        Secretary                                   Bufete Marimon            Barcelona, Spain
Prats                                                      Asesores

Jaime          Director              Spain                 Promociones y             Rambla de Catalunya 16, 4[d]
Guillem                                                    Actividades               Barcelona, Spain
Hernandez                                                  RAP S.A.


                    Board of Directors and Executive Officers
                                       of
                               Lottomatica S.p.A.



Name                    Position With              Citizenship         Principal Business Occupation*     Address of
                        Lottomatica                                                                       Principal Business
                                                                                                          Occupation

Luigi Abete             Chairman                      Italy            Chairman of Board of Directors
                                                                       of Banca Nazionale del Lavoro
                                                                       S.p.A.

Antonio Garroni         Vice-Chairman                 Italy            Vice-Chairman of Board of
                                                                       Directors of Olivetti Tecnost
                                                                       S.p.A.

Marco Staderini         Managing Director             Italy            Managing Director of Lottomatica
                                                                       S.p.A.

Corrado Ariaudo         Director                      Italy            General Manager of Olivetti
                                                                       S.p.A.

Sergio Baronci          Director                      Italy            Director of Arianna 2001 S.r.l.

Enzo Concina            Director                      Italy            Managing Director of Banca
                                                                       Nazionale del Lavoro
                                                                       Multiservizi S.p.A.

Innocenzo Cipolletta    Director                      Italy            Chairman of Board of Directors
                                                                       of Marzotto S.p.A.

Luciano Pietro La Noce  Director                      Italy            Chief Financial Officer of
                                                                       Olivetti S.p.A.

Guiseppe De Rita        Director                      Italy            Chairman of Board of Directors
                                                                       of CENSIS S.p.A.


-----------
* To be completed only where principal occupation is not position held with Lottomatica S.p.A.


Name                    Position With       Citizenship         Principal Business Occupation*     Address of
                        Lottomatica                                                                Principal Business
                                                                                                   Occupation

Massimo Panzali         Director               Italy            Portfolio Administrative and
                                                                General Affairs Manager of Banca
                                                                Nazionale del Lavoro S.p.A.

Michele Reinero         Director               Italy            Chairman of Board of Directors
                                                                of C.N.I. S.c.p.a.

Gilberto Ricci          Director               Italy            Managing Director of Finsiel
                                                                S.p.A.

Alberto Tripi           Director               Italy            Chairman of Board of Directors
                                                                of Almaviva Technologies S.r.l.


                    Board of Directors and Executive Officers
                                       of
                               De Agostini S.p.A.

Name                    Principal Business Occupation           Citizenship         Address of Principal Business Occupation
Marco Drago             Chairman                                Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Marco Boroli            Director and Vice Chairman ("Vicario")  Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Roberto Drago           Director and Vice Chairman              Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Antonio Belloni         Director and CEO                        Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Andrea Boroli           Director                                Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Chiara Boroli           Director                                Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Paolo Boroli            Director                                Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Giorgio Drago           Director                                Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Renzo Ferrante          Director                                Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

Name                    Principal Business Occupation           Citizenship         Address of Principal Business Occupation
Alessandro Tacchini     Director                                Italy               Via Giovanni de Verrazano, 15
                                                                                    28100 Novara, Italy

                    Board of Directors and Executive Officers
                                       of
                      Olivetti International S.A., Holding

Name               Position With             Citizenship     Principal Business*            Home Address or Address of such
                   Olivetti International                    Occupation                     Principal Business Occupation
Antonio Tesone     Chairman                  Italy           Chairman                       Olivetti S.p.A.
                                                                                            Via Jervis 77
                                                                                            10015 Ivrea, Italy

Luciano La Noce    Director                  Italy           Director of Corporate Finance  Olivetti S.p.A.
                                                                                            Via Jervis 77
                                                                                            10015 Ivrea, Italy

Dirk Van Reeth     Director                  Belgium         Head of the Trust Department   Banque General du Luxembourg
                                                                                            50 J F Kennedy
                                                                                            L 2951 Luxembourg

Edward Bruin       Director                  Netherlands     Head of Fiscal Affairs         Banque General du Luxembourg
                                                                                            50 J F Kennedy
                                                                                            L 2951 Luxembourg


-----------
* To be completed only where principal occupation is not position held with Olivetti International S.A. Holding

                               Managing Members*
                                       of
                     C4S & Co., LLC, Ramius Securities, LLC
                          and Ramius Capital Group, LLC


Name                  Citizenship      Principal Business Occupation    Address of Principal Business
                                                                        Occupation
Peter A. Cohen        U.S.A.           Managing member of               666 Third Avenue
                                       C4S & Co., LLC                   26th Floor
                                                                        New York, New York  10017

Morgan B. Stark       U.S.A.           Managing member of               666 Third Avenue
                                       C4S & Co., LLC                   26th Floor
                                                                        New York, New York  10017

Thomas W. Strauss     U.S.A.           Managing member of               666 Third Avenue
                                       C4S & Co., LLC                   26th Floor
                                                                        New York, New York  10017


-----------
* C4S & Co., LLC is the managing member of Ramius Capital Group, LLC and Ramius Capital Group, LLC is the sole member of Ramius Capital Securities, LLC.

                           Board of Executive Officers
                                       of
                                  The Oak Fund


Name                   Position with   Citizenship           Principal Business Occupation*   Address of Principal Business
                       The Oak Fund                                                           Occupation
Paul A. Biddelman      Director        U.S.A.                President                        Hanseatic Corporation
                                                                                              450 Park Avenue,
                                                                                              Suite 2302
                                                                                              New York, NY 10022

Niels Heck             Director        The Netherlands       Managing Director                Cisco Funds Services
                                                                                              (Cayman Islands) Ltd.
                                                                                              Corporate Centre,
                                                                                              West Bay Road
                                                                                              P.O. Box 31106 SMB
                                                                                              Grand Cayman,
                                                                                              Cayman Islands

Hubertus Langen        Director        Germany               Private Investor                 Heinrich-Vogl-Str.17
                                                                                              81479 Munich
                                                                                              Germany
                                                                                              Bendel, Vander Mast & Co.
Taco van der Mast      Director        Netherlands           Partner                          B.V., Torenlaan 1
                                                                                              (i) 1251 HE Laren
                                                                                              The Netherlands

-----------
* To be completed only where principal occupation is not position held with The Oak Fund.

                    Board of Directors and Executive Officers
                                       of
                                 Olivetti S.p.A.


Name                          Principal Business Occupation           Citizenship    Address of Principal Business
                                                                                     Occupation
Antonio Tesone                Chairman                                Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy

Marco Tronchetti Provera      Director and Deputy Chairman            Italy          Via Jervis,77
                                                                                     10015 Ivra, Italy

Gilberto Benetton             Director and Deputy Chairman            Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy

Enrico Bondi                  Co-CEO                                  Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy

Carlo Buora                   Co-CEO                                  Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy

Lorenzo Caprio                Director                                Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy

Giorgio Cirla                 Director                                Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy

Pier Luigi Fabrizi            Director                                Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy

Cesare Geronzi                Director                                Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy


Gianni Mion                   Director                                Italy          Via Jervis, 77
                                                                                     10015 Ivrea, Italy





Name                             Principal Business        Citizenship        Address of Principal Business
                                 Occupation                                   Occupation
Piero Modiano                    Director                  Italy              Via Jervis, 77
                                                                              10015 Ivrea, Italy

Giampietro Nattino               Director                  Italy              Via Jervis, 77
                                                                              10015 Ivrea, Italy

Alberto Pirelli                  Director                  Italy              Via Jervis, 77
                                                                              10015 Ivrea, Italy

Carlo Alessandro Puri Negri      Director                  Great Britain      Via Jervis, 77
                                                                              10015 Ivrea, Italy

Dario Trevisan                   Director                  Italy              Via Jervis, 77
                                                                              10015 Ivrea, Italy

Alberto Varisco                  Director                  Italy              Via Jervis, 77
                                                                              10015 Ivrea, Italy

Piera Rosiello                   Board Secretary           Italy              Via Jervis, 77
                                                                              10015 Ivrea, Italy

Corrado Ariaudo(1)               General Manager           Italy              Via Jervis, 77
                                                                              10015 Ivrea, Italy



(1) It is not Board Member

                                  Exhibit Index

  Exhibit Number                                                 Title
  --------------        ------------------------------------------------------------------------------------
         1              Joint Filing Agreement dated May 29, 2001 among Cirmatica Gaming S.A., Lottomatica
                        S.p.A., Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, The Oak Fund,
                        Olivetti International S.A. Holding, Olivetti S.p.A. and De Agostini S.p.A.**
         2              Preferred Stock Purchase Agreement dated September 6, 2000 among Scientific Games
                        Corporation, Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund
                        and Peconic Fund Ltd. *
         3              Certificate of Designations of Series A Convertible
                        Preferred Stock of Scientific Games Corporation
                        (incorporated by reference to Exhibit 3.3 to the
                        10-Q Quarterly Report of Scientific Games
                        Corporation filed on September 14, 2000). *
         4              Stockholders' Agreement dated September 6, 2000 among Autotote Corporation, Olivetti
                        International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd. *
         5              Voting Agreement dated September 6, 2000 among Olivetti International S.A. Holding,
                        Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd. *

*    Previously filed.
**   Filed herewith.








                      STATEMENT OF DIFFERENCES

The degree symbol shall be expressed as.....................     [d]